UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 46)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                 March 20, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                                        5
---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
===============================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
-------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
------------------------------------------------------------------------------
    3.
             SEC USE ONLY


------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------------------------------------------------------------------------
    5.
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           /  /
-------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
-------------------------------------------------------------------------------
    7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,057,839
                          -----------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          -----------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,057,839
-------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,057,839
-------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                           /  /
-------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          71.6%
-------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
===============================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
===============================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
-------------------------------------------------------------------------------
    3.
             SEC USE ONLY


-------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
-------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           /  /
-------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
-------------------------------------------------------------------------------
    7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,057,839
                          -----------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          -----------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,057,839
-------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,057,839
-------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                           /  /
-------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           71.6%
-------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
===============================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
===============================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                                     THE HEARST CORPORATION
-------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
-------------------------------------------------------------------------------
    3.
             SEC USE ONLY


-------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
-------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           /  /
-------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
-------------------------------------------------------------------------------
    7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,057,839
                          -----------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          -----------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,057,839
-------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,057,839
-------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           /  /
-------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           71.6%
-------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
===============================================================================

---------------------------------
CUSIP     No.      422317     10                         13D
7
---------------------------------
===============================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
-------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
-------------------------------------------------------------------------------
    3.
             SEC USE ONLY


-------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
-------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           /  /
----------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
-------------------------------------------------------------------------------
    7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          -----------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,057,839
                          -----------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          -----------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,057,839
-------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,057,839
-------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           /  /
-------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            71.6%
-------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
===============================================================================

                                       19
                                  SCHEDULE 13D


         This Amendment No. 46 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $12,325,055.50. Hearst Broadcasting used its working capital to make such purchases.

Item 4.  Purpose of Transaction.

         Hearst Broadcasting purchased additional Securities, as reported in
Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of March 20, 2006, the Reporting Persons owned 24,773,060 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 67,057,839 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 71.6% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of February 15, 2006, as per the Form 10-K filed with the Securities and Exchange Commission on February 27, 2006, and assuming conversion of the Series B Preferred Securities owned by the Reporting Persons.


         (c) Since filing Amendment No. 45 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


Date          # of Shares            Price per Share ($)              Cost ($)
--------- --------------------   -----------------------           ------------
1/10/2006         500                     23.9800                     11,990.00
1/10/2006       1,400                     23.9400                     33,516.00
1/10/2006         900                     23.9300                     21,537.00
1/10/2006       4,500                     23.9600                    107,820.00
1/10/2006       1,200                     23.9500                     28,740.00
1/10/2006         400                     23.9000                      9,560.00
1/11/2006         300                     23.9300                      7,179.00
1/11/2006         400                     23.9900                      9,596.00
1/11/2006       2,700                     23.9800                     64,746.00
1/11/2006         100                     23.9500                      2,395.00
1/11/2006       3,100                     23.9600                     74,276.00
1/11/2006       1,900                     23.9700                     45,543.00
1/11/2006         400                     23.9000                      9,560.00
1/11/2006         200                     23.8700                      4,774.00
1/12/2006       7,600                     23.9700                    182,172.00
1/12/2006       1,000                     23.9400                     23,940.00
1/12/2006         600                     23.9900                     14,394.00
1/12/2006       1,200                     23.9300                     28,716.00
1/12/2006         300                     23.9500                      7,185.00
1/12/2006       3,800                     23.9800                     91,124.00
1/12/2006       1,600                     24.0000                     38,400.00
1/12/2006         100                     23.9100                      2,391.00
1/13/2006         900                     23.8400                     21,456.00
1/13/2006       2,900                     23.8100                     69,049.00
1/13/2006       2,600                     23.8500                     62,010.00
1/13/2006       1,700                     23.8300                     40,511.00
1/13/2006       5,400                     23.8200                    128,628.00
1/13/2006       6,300                     23.8000                    149,940.00
1/13/2006         100                     23.9100                      2,391.00
1/13/2006         100                     23.9000                      2,390.00
1/13/2006       1,200                     23.8700                     28,644.00
1/13/2006       1,600                     23.8600                     38,176.00
1/13/2006         300                     23.9500                      7,185.00
1/13/2006         100                     23.9400                      2,394.00
1/13/2006         400                     23.9200                      9,568.00
1/13/2006       1,300                     23.8900                     31,057.00
1/13/2006       1,600                     23.8800                     38,208.00
1/17/2006         700                     23.5200                     16,464.00
1/17/2006         400                     23.5300                      9,412.00
1/17/2006         300                     23.5700                      7,071.00
1/17/2006       1,800                     23.5400                     42,372.00
1/17/2006       1,300                     23.5500                     30,615.00
1/17/2006       5,100                     23.5600                    120,156.00
1/17/2006         400                     23.5900                      9,436.00
1/17/2006         400                     23.6100                      9,444.00
1/17/2006       1,100                     23.6200                     25,982.00
1/17/2006       1,300                     23.6300                     30,719.00
1/17/2006         300                     23.7000                      7,110.00
1/17/2006         400                     23.7300                      9,492.00
1/17/2006         500                     23.7200                     11,860.00
1/17/2006       1,400                     23.7100                     33,194.00
1/17/2006         300                     23.7800                      7,134.00
1/17/2006         100                     23.7900                      2,379.00
1/17/2006         600                     23.8000                     14,280.00
1/17/2006         400                     23.7700                      9,508.00
1/17/2006       1,800                     23.7500                     42,750.00
1/17/2006         800                     23.7400                     18,992.00
1/17/2006       4,000                     23.7600                     95,040.00
1/17/2006         900                     23.6800                     21,312.00
1/17/2006       1,900                     23.6900                     45,011.00
1/18/2006         100                     23.8400                      2,384.00
1/18/2006         300                     23.8300                      7,149.00
1/18/2006         900                     23.8200                     21,438.00
1/18/2006         200                     23.7900                      4,758.00
1/18/2006       3,400                     23.7600                     80,784.00
1/18/2006       2,400                     23.7800                     57,072.00
1/18/2006       3,100                     23.7700                     73,687.00
1/18/2006         400                     23.7200                      9,488.00
1/18/2006       2,400                     23.7500                     57,000.00
1/18/2006       1,700                     23.7400                     40,358.00
1/18/2006         300                     23.7300                      7,119.00
1/19/2006         700                     23.9000                     16,730.00
1/19/2006         600                     23.8900                     14,334.00
1/19/2006         500                     23.8800                     11,940.00
1/19/2006         400                     23.9100                      9,564.00
1/19/2006       1,300                     23.8400                     30,992.00
1/19/2006         100                     23.8600                      2,386.00
1/23/2006       2,600                     23.7000                     61,620.00
1/23/2006         200                     23.6900                      4,738.00
1/23/2006         200                     23.6800                      4,736.00
1/23/2006         700                     23.6700                     16,569.00
1/23/2006       4,600                     23.7300                    109,158.00
1/23/2006       5,000                     23.7200                    118,600.00
1/23/2006       2,300                     23.7100                     54,533.00
1/23/2006       2,200                     23.7400                     52,228.00
1/23/2006         100                     23.7500                      2,375.00
1/23/2006         200                     23.7600                      4,752.00
1/23/2006         100                     23.7600                      2,376.00
1/23/2006         500                     23.7800                     11,890.00
1/23/2006         200                     23.8000                      4,760.00
1/23/2006         200                     23.8100                      4,762.00
1/23/2006         100                     23.8200                      2,382.00
1/23/2006         100                     23.8300                      2,383.00
1/23/2006         100                     23.8400                      2,384.00
1/23/2006       1,100                     23.8500                     26,235.00
1/23/2006         700                     23.8200                     16,674.00
1/23/2006         600                     23.8100                     14,286.00
1/24/3006         300                     23.9000                      7,170.00
1/24/3006         300                     23.8900                      7,167.00
1/24/3006         500                     23.7300                     11,865.00
1/24/3006         700                     23.7400                     16,618.00
1/24/3006       1,600                     23.7500                     38,000.00
1/25/2006       2,300                     23.8500                     54,855.00
1/25/2006       1,900                     23.8200                     45,258.00
1/25/2006         500                     23.7800                     11,890.00
1/25/2006       1,200                     23.7500                     28,500.00
1/25/2006       1,100                     23.8300                     26,213.00
1/25/2006       1,000                     23.8100                     23,810.00
1/25/2006       1,700                     23.8000                     40,460.00
1/25/2006       1,100                     23.8400                     26,224.00
1/25/2006         600                     23.8000                     14,280.00
1/26/2006      69,000                     23.8600                  1,646,340.00
2/2/2006        1,200                     23.7800                     28,536.00
2/2/2006          400                     23.7900                      9,516.00
2/2/2006        2,800                     23.7700                     66,556.00
2/2/2006        2,500                     23.7600                     59,400.00
2/2/2006          700                     23.8000                     16,660.00
2/2/2006        1,000                     23.7500                     23,750.00
2/6/2006        2,900                     23.5900                     68,411.00
2/6/2006        2,000                     23.6000                     47,200.00
2/6/2006        1,300                     23.6100                     30,693.00
2/6/2006          600                     23.6200                     14,172.00
2/6/2006          300                     23.6300                      7,089.00
2/6/2006          600                     23.6400                     14,184.00
2/7/2006        2,900                     23.8600                     69,194.00
2/7/2006        5,100                     23.8700                    121,737.00
2/7/2006          200                     23.8800                      4,776.00
2/7/2006        1,200                     23.8900                     28,668.00
2/7/2006          400                     23.9100                      9,564.00
2/7/2006          700                     23.9300                     16,751.00
2/7/2006        2,500                     23.9400                     59,850.00
2/7/2006        1,000                     23.9500                     23,950.00
2/7/2006        1,000                     23.9800                     23,980.00
2/8/2006        2,000                     23.9400                     47,880.00
2/8/2006        1,500                     23.9700                     35,955.00
2/8/2006        8,900                     23.9900                    213,511.00
2/9/2006          300                     23.7100                      7,113.00
2/9/2006        3,100                     23.7200                     73,532.00
2/9/2006          500                     23.7300                     11,865.00
2/9/2006          300                     23.7400                      7,122.00
2/9/2006          200                     23.7600                      4,752.00
2/9/2006          900                     23.7700                     21,393.00
2/9/2006        1,100                     23.7800                     26,158.00
2/9/2006        2,300                     23.7900                     54,717.00
2/9/2006        1,200                     23.8000                     28,560.00
2/9/2006          600                     23.8500                     14,310.00
2/9/2006        5,000                     23.8600                    119,300.00
2/9/2006        1,300                     23.8700                     31,031.00
2/9/2006        2,900                     23.9000                     69,310.00
2/9/2006          800                     23.9200                     19,136.00
2/9/2006          200                     23.9300                      4,786.00
2/9/2006          400                     23.9400                      9,576.00
2/9/2006          200                     23.9500                      4,790.00
2/10/2006       1,800                     23.7700                     42,786.00
2/10/2006         200                     23.7800                      4,756.00
2/10/2006         200                     23.8300                      4,766.00
2/10/2006         300                     23.9100                      7,173.00
2/10/2006         200                     23.9200                      4,784.00
2/10/2006         400                     23.9400                      9,576.00
2/10/2006         900                     23.9600                     21,564.00
2/13/2006         300                     23.5900                      7,077.00
2/13/2006         100                     23.6000                      2,360.00
2/13/2006         100                     23.6200                      2,362.00
2/13/2006         300                     23.6300                      7,089.00
2/13/2006         600                     23.6600                     14,196.00
2/13/2006         300                     23.6700                      7,101.00
2/13/2006         600                     23.6800                     14,208.00
2/13/2006       4,300                     23.6900                    101,867.00
2/13/2006         500                     23.7000                     11,850.00
2/13/2006         200                     23.7200                      4,744.00
2/13/2006         100                     23.7300                      2,373.00
2/13/2006         600                     23.7500                     14,250.00
2/14/2006         200                     23.7300                      4,746.00
2/14/2006       1,400                     23.8700                     33,418.00
2/15/2006       2,000                     23.8400                     47,680.00
2/16/2006         100                     23.8000                      2,380.00
2/16/2006      15,700                     23.8200                    373,974.00
2/16/2006       2,200                     23.8300                     52,426.00
2/27/2006         400                     23.9500                      9,580.00
2/28/2006         200                     23.8600                      4,772.00
2/28/2006       6,450                     23.8700                    153,961.50
2/28/2006       1,200                     23.8800                     28,656.00
2/28/2006       1,050                     23.8900                     25,084.50
2/28/2006       1,000                     23.9000                     23,900.00
2/28/2006         200                     23.9100                      4,782.00
3/1/2006          350                     23.8000                      8,330.00
3/1/2006        1,100                     23.8100                     26,191.00
3/1/2006          350                     23.8300                      8,340.50
3/1/2006          100                     23.8400                      2,384.00
3/1/2006        1,000                     23.8500                     23,850.00
3/1/2006          100                     23.8600                      2,386.00
3/1/2006          300                     23.8700                      7,161.00
3/1/2006          400                     23.8800                      9,552.00
3/1/2006          850                     23.8900                     20,306.50
3/1/2006           50                     23.9000                      1,195.00
3/1/2006          700                     23.9100                     16,737.00
3/1/2006          550                     23.9200                     13,156.00
3/1/2006          150                     23.9300                      3,589.50
3/1/2006          150                     23.9400                      3,591.00
3/1/2006          350                     23.9500                      8,382.50
3/2/2006          400                     23.7700                      9,508.00
3/2/2006        1,700                     23.7800                     40,426.00
3/2/2006        1,500                     23.7900                     35,685.00
3/2/2006          900                     23.8000                     21,420.00
3/2/2006          450                     23.8100                     10,714.50
3/2/2006          150                     23.8200                      3,573.00
3/2/2006          400                     23.8300                      9,532.00
3/2/2006          250                     23.8400                      5,960.00
3/2/2006          150                     23.8500                      3,577.50
3/2/2006          400                     23.8600                      9,544.00
3/2/2006           50                     23.8800                      1,194.00
3/3/2006          400                     23.7000                      9,480.00
3/3/2006          850                     23.7200                     20,162.00
3/3/2006        2,100                     23.7300                     49,833.00
3/3/2006          700                     23.7400                     16,618.00
3/3/2006          300                     23.7500                      7,125.00
3/3/2006          150                     23.7600                      3,564.00
3/3/2006        1,800                     23.7700                     42,786.00
3/3/2006        2,650                     23.7800                     63,017.00
3/3/2006          450                     23.7900                     10,705.50
3/3/2006          700                     23.8000                     16,660.00
3/6/2006          800                     23.5800                     18,864.00
3/6/2006        1,000                     23.5900                     23,590.00
3/6/2006          100                     23.6000                      2,360.00
3/6/2006          800                     23.6100                     18,888.00
3/6/2006          300                     23.6200                      7,086.00
3/6/2006          200                     23.6300                      4,726.00
3/6/2006          400                     23.6500                      9,460.00
3/6/2006        1,100                     23.6600                     26,026.00
3/6/2006        5,200                     23.6700                    123,084.00
3/6/2006        4,100                     23.6800                     97,088.00
3/6/2006        2,100                     23.6900                     49,749.00
3/6/2006          200                     23.7100                      4,742.00
3/6/2006          700                     23.7200                     16,604.00
3/6/2006        1,200                     23.7300                     28,476.00
3/6/2006          900                     23.7400                     21,366.00
3/6/2006          200                     23.7500                      4,750.00
3/6/2006          200                     23.7700                      4,754.00
3/6/2006          200                     23.7800                      4,756.00
3/7/2006          700                     23.3000                     16,310.00
3/7/2006        2,300                     23.3100                     53,613.00
3/7/2006        7,300                     23.3200                    170,236.00
3/7/2006        1,000                     23.3300                     23,330.00
3/7/2006          100                     23.3700                      2,337.00
3/7/2006          200                     23.3900                      4,678.00
3/7/2006        2,500                     23.4000                     58,500.00
3/7/2006        1,300                     23.4100                     30,433.00
3/7/2006        2,900                     23.4200                     67,918.00
3/7/2006        1,400                     23.4300                     32,802.00
3/8/2006          100                     23.2000                      2,320.00
3/8/2006          200                     23.2100                      4,642.00
3/8/2006          300                     23.2200                      6,966.00
3/8/2006        1,000                     23.2300                     23,230.00
3/8/2006          700                     23.2400                     16,268.00
3/8/2006          400                     23.2500                      9,300.00
3/8/2006          100                     23.2600                      2,326.00
3/8/2006          400                     23.2700                      9,308.00
3/8/2006          200                     23.2800                      4,656.00
3/8/2006          700                     23.2900                     16,303.00
3/8/2006          600                     23.3000                     13,980.00
3/8/2006          100                     23.3100                      2,331.00
3/8/2006          100                     23.3400                      2,334.00
3/8/2006          300                     23.3600                      7,008.00
3/8/2006          800                     23.3900                     18,712.00
3/8/2006        1,700                     23.4000                     39,780.00
3/8/2006          900                     23.4100                     21,069.00
3/8/2006        1,400                     23.4200                     32,788.00
3/8/2006          900                     23.4300                     21,087.00
3/8/2006        1,600                     23.4400                     37,504.00
3/8/2006        1,200                     23.4500                     28,140.00
3/8/2006        1,800                     23.4600                     42,228.00
3/8/2006        1,200                     23.4700                     28,164.00
3/8/2006          900                     23.4800                     21,132.00
3/8/2006          100                     23.4900                      2,349.00
3/8/2006        2,000                     23.5000                     47,000.00
3/9/2006          600                     23.2700                     13,962.00
3/9/2006          100                     23.3000                      2,330.00
3/9/2006          300                     23.3100                      6,993.00
3/9/2006          700                     23.3200                     16,324.00
3/9/2006        1,100                     23.3300                     25,663.00
3/9/2006        3,300                     23.3400                     77,022.00
3/9/2006        3,300                     23.3500                     77,055.00
3/9/2006        1,200                     23.3600                     28,032.00
3/9/2006          600                     23.3700                     14,022.00
3/9/2006          700                     23.3800                     16,366.00
3/9/2006          200                     23.3900                      4,678.00
3/9/2006        1,300                     23.4000                     30,420.00
3/9/2006          700                     23.4100                     16,387.00
3/10/2006         100                     23.3800                      2,338.00
3/10/2006         400                     23.3900                      9,356.00
3/10/2006         100                     23.4000                      2,340.00
3/10/2006         100                     23.4600                      2,346.00
3/10/2006         200                     23.5400                      4,708.00
3/10/2006         100                     23.5500                      2,355.00
3/10/2006         100                     23.5600                      2,356.00
3/10/2006       1,100                     23.5700                     25,927.00
3/10/2006       3,100                     23.5800                     73,098.00
3/10/2006         500                     23.5900                     11,795.00
3/10/2006       3,100                     23.6000                     73,160.00
3/10/2006       1,600                     23.6100                     37,776.00
3/10/2006         600                     23.6200                     14,172.00
3/10/2006       1,100                     23.6300                     25,993.00
3/10/2006       1,300                     23.6400                     30,732.00
3/10/2006         100                     23.6500                      2,365.00
3/10/2006         600                     23.6800                     14,208.00
3/10/2006         100                     23.7000                      2,370.00
3/13/2006         300                     23.5800                      7,074.00
3/13/2006       1,600                     23.5900                     37,744.00
3/13/2006       7,000                     23.6000                    165,200.00
3/13/2006       1,300                     23.6100                     30,693.00
3/13/2006       1,000                     23.6200                     23,620.00
3/13/2006       1,100                     23.6300                     25,993.00
3/13/2006         300                     23.6400                      7,092.00
3/13/2006         400                     23.6500                      9,460.00
3/13/2006         800                     23.6600                     18,928.00
3/13/2006       1,500                     23.6700                     35,505.00
3/13/2006         100                     23.6800                      2,368.00
3/13/2006         300                     23.6900                      7,107.00
3/13/2006       2,300                     23.7400                     54,602.00
3/14/2006       2,800                     23.3700                     65,436.00
3/14/2006         100                     23.4000                      2,340.00
3/14/2006         200                     23.4100                      4,682.00
3/14/2006         500                     23.4200                     11,710.00
3/14/2006       1,300                     23.4300                     30,459.00
3/14/2006       1,400                     23.4400                     32,816.00
3/14/2006       2,900                     23.4500                     68,005.00
3/14/2006         800                     23.4600                     18,768.00
3/14/2006         900                     23.4700                     21,123.00
3/14/2006       2,000                     23.4800                     46,960.00
3/14/2006         300                     23.4900                      7,047.00
3/14/2006         900                     23.5100                     21,159.00
3/15/2006         300                     23.3100                      6,993.00
3/15/2006       2,100                     23.3200                     48,972.00
3/15/2006         100                     23.3400                      2,334.00
3/15/2006         300                     23.3600                      7,008.00
3/15/2006         500                     23.4000                     11,700.00
3/15/2006         700                     23.4100                     16,387.00
3/15/2006       1,000                     23.4200                     23,420.00
3/15/2006         400                     23.4300                      9,372.00
3/15/2006       1,200                     23.4400                     28,128.00
3/15/2006         200                     23.4500                      4,690.00
3/15/2006         500                     23.4600                     11,730.00
3/15/2006       1,100                     23.4700                     25,817.00
3/15/2006         600                     23.4800                     14,088.00
3/15/2006         400                     23.4900                      9,396.00
3/15/2006         100                     23.5000                      2,350.00
3/15/2006       2,600                     23.5100                     61,126.00
3/15/2006       2,900                     23.5200                     68,208.00
3/15/2006       1,000                     23.5300                     23,530.00
3/15/2006         600                     23.5400                     14,124.00
3/15/2006         700                     23.5500                     16,485.00
3/15/2006         600                     23.5600                     14,136.00
3/15/2006         100                     23.6000                      2,360.00
3/16/2006       2,000                     23.4100                     46,820.00
3/16/2006       4,500                     23.4200                    105,390.00
3/16/2006         600                     23.4300                     14,058.00
3/17/2006         800                     23.4200                     18,736.00
3/17/2006       2,000                     23.4300                     46,860.00
3/17/2006         400                     23.4400                      9,376.00
3/17/2006         500                     23.4500                     11,725.00
3/17/2006         400                     23.4700                      9,388.00
3/17/2006       1,600                     23.4800                     37,568.00
3/17/2006       1,500                     23.4900                     35,235.00
3/17/2006       1,100                     23.5000                     25,850.00
3/17/2006       2,700                     23.5100                     63,477.00
3/17/2006         200                     23.5200                      4,704.00
3/17/2006         200                     23.5300                      4,706.00
3/20/2006       1,000                     23.4300                     23,430.00
3/20/2006         900                     23.4700                     21,123.00
3/20/2006         200                     23.5000                      4,700.00
3/20/2006       1,500                     23.5100                     35,265.00
3/20/2006         300                     23.5200                      7,056.00
3/20/2006         900                     23.5300                     21,177.00
3/20/2006         600                     23.5400                     14,124.00
3/20/2006       6,500                     23.6000                    153,400.00
3/20/2006       1,500                     23.6100                     35,415.00
3/20/2006       1,800                     23.6200                     42,516.00
3/20/2006       3,300                     23.6300                     77,979.00
3/20/2006       1,800                     23.6400                     42,552.00
              519,750                                             12,325,055.50



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.


         In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.


         There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2006



                        HEARST BROADCASTING, INC.


                        By: /s/ Eve B. Burton
                        ----------------------------------------------
                        Name:      Eve B. Burton
                        Title:     Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2006



                        HEARST HOLDINGS, INC.


                        By:  /s/ Eve B. Burton
                        ----------------------------------------------
                        Name:      Eve B. Burton
                        Title:     Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2006


                        THE HEARST CORPORATION


                        By:  /s/ Eve B. Burton
                        ----------------------------------------------
                        Name:      Eve B. Burton
                        Title:     Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2006



                        THE HEARST FAMILY TRUST


                        By:   /s/ Victor F. Ganzi
                        ----------------------------------------------
                        Name:  Victor F. Ganzi
                        Title: Trustee